March 3, 2011



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:	Amended Schedule 13G
     	LECG Corporation
     	As of February 28, 2011

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached please find a copy of an amended Schedule 13G for the above named company showing a change of beneficial ownership greater than 5% as of February 28,2011 filed on behalf of Eagle Boston Investment Management.

Very truly yours,



Damian Sousa
Chief Compliance Officer

DS:dv
Enclosures

cc:	Office of the Corporate Secretary
     	LECG Corporation.
	2000 Powell Street
	Suite 600
	Emeryville, CA  94608

     	Securities Division
          	NASD Financial Center
	33 Whitehall Street
	New York, NY  10004


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*


LECG Corporation
(Name of Issuer)


Common Stock $0.01 par value per share
(Title of Class of Securities)


5232234102
(CUSIP Number)


Check  the  following  box  if a fee  is  being  paid  with  this statement
 _____.(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has file no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shallbe subject to all other provisions of the Act (however, see the Notes).








Page 1 of 5 Pages


CUSIP NO. 523234102                                13G

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Eagle Boston Investment Management	58-2372400

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)______
      (B)______

3  SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION

State of Florida

NUMBER OF           		5    SOLE VOTING POWER
SHARES                     		19,353
BENEFICIALLY      		6    SHARED VOTING POWER
OWNED                                  	- - -
AS OF
February 28, 2011	        7    SOLE DISPOSITIVE POWER
BY EACH                      		19,353
REPORTING           		8    SHARED DISPOSITIVE POWER
PERSON WITH                  		 - - -

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON
      19,353

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES*


11  PERCENT OF CLASS RPRESENTED BY AMOUNT IN ROW 9

      0.05%

12  TYPE OF REPORTING PERSON*

      IA

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 2 of 5 Pages
Item 1(a) 	Name of Issuer:

          		LECG Corporation


Item 1(b) 	Address of Issuer's Principal Executing Offices:

          	2000 Powell Street
		Suite 600
		Emeryville, CA  94608

Item 2(a) 	Name of Person Filing:

          	Eagle Boston Investment Management.


Item 2(b) 	Address of Principal Business Office:

          	4 Liberty Square
          	Boston, MA 02109


Item 2(c) 	Citizenship:

          	Florida


Item 2(d) 	Title of Class of Securities:

          	Common Stock - $0.01 par value per share


Item 2(e) 	CUSIP Number:

          	523234102


Item 3    	Type of Reporting Person:

          		(e)   Investment  Adviser  registered  under Section 203 of the
                	       Investment Advisors Act of 1940




Page 3 of 5 Pages
Item 4     	Ownership as of February 28, 2011:

           		(a)  Amount Beneficially Owned:

                	19,353 shares of common stock beneficially owned including:

                                                            	No. of Shares
            Eagle Boston Investment                             19,353
            Management

            (b) Percent of Class:                                0.05%

            (c) Deemed  Voting Power  and  Disposition Power:

                (i)           	  (ii)          (iii)            (iv)
                                              	Deemed          Deemed
                 Deemed         Deemed        	to have         to have
                 to have       	to have       	Sole Power      Shared Power
                 Sole Power     Shared Power    to Dispose      to Dispose
                 to Vote or     to Vote or    	or to           or to
                 to Direct      to  Direct    	Direct the      Direct the
                 to Vote       	to Vote       	Disposition     Disposition
	      	                ----          	                ----

Awad Asset      19,353	                       19,353
Management, Inc.

Item 5		Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
                                                         	(X)

Item 6     	Ownership of More than Five Percent on Behalf of another Person:

          		 N/A

Item 7     	Identification and Classification of the Subsidiary which Acquired the Security Being  Reported on by the Parent Holding Company:

         		N/A



Page 4 of 5 Pages
Item 8     	Identification and Classification of Members of the Group:   N/A

Item 9     	Notice of Dissolution of Group:   N/A

Item 10    	Certification:

           		By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing orinfluencing the control of the issuer of such securities and were not acquired in connection with oras a participant in any transaction having such purposes or effect.

           		Signature

           		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2011		 	EAGLE BOSTON INVESTMENT MANAGEMENT


                                  	__________________________________
                                   	Damian Sousa
					Vice President
                                   	Chief Compliance Officer






Page 5 of 5 Pages